November 8, 2019

Jianmin Gao
Chief Executive Officer
Consumer Capital Group, Inc.
1125 Route 9W S
Nyack, NY 10960

       Re: Consumer Capital Group, Inc.
           Form 10-K for the year ended December 31, 2018
           Filed April 1, 2019
           File No. 000-54998

Dear Jianmin Gao:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:    Brian Daughney